

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

<u>Via E-mail</u>
Frances R. Spark
Chief Financial Officer and Treasurer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

   Re: CYS Investments, Inc.
      Form 10-K for the Year Ended December 31, 2013
      Filed February 14, 2014
      File No. 001-33740

Dear Ms. Spark:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel L. Gordon

          Daniel L. Gordon
          Branch Chief